UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 339,412,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 339,412,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,412,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Seventeenth Amendment (as defined below) are calculated based on 910,926,450 issued and outstanding ArcelorMittal Shares (as defined below) as of January 31, 2022, as published on the website of ArcelorMittal, the 1,327,364 ArcelorMittal Shares acquired by ArcelorMittal after January 31, 2022 under the Sixth Buy-Back Program (as defined below), as published on the website of ArcelorMittal, and the $100 million in principal amount of Convertible Notes (as defined below) held by Lumen Investments S.à r.l., which are convertible into ArcelorMittal Shares at the minimum conversion ratio under the terms of the Convertible Notes.

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 286,742
	8	SHARED VOTING POWER 339,412,236
	9	SOLE DISPOSITIVE POWER 286,742
	10	SHARED DISPOSITIVE POWER 339,412,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,698,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,500
	8	SHARED VOTING POWER 339,412,236
	9	SOLE DISPOSITIVE POWER 25,500
	10	SHARED DISPOSITIVE POWER 339,412,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,437,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 339,412,236
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 339,412,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,412,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 275,753,888
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 275,753,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,753,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,658,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,658,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,658,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 17 (this “Seventeenth Amendment”) to Schedule 13D amends and supplements Amendment No.16 to Schedule 13D, filed November 19, 2021 (the “Sixteenth Amendment”), Amendment No. 15 to Schedule 13D, filed August 2, 2021, Amendment No.14 to Schedule 13D, filed June 22, 2021, Amendment No.13 to Schedule 13D, filed February 16, 2021, Amendment No. 12 to Schedule 13D, filed May 29, 2020, Amendment No. 11 to Schedule 13D, filed May 13, 2020, Amendment No. 10 to Schedule 13D, filed April 12, 2016, Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Seventeenth Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), HSBC Trustee (C.I.) Limited, a company organized under the laws of Jersey (Channel Islands) in its capacity as a trustee of the Platinum Trust (as defined below) (the “Trustee”), Grandel Pte. Ltd., a company organized under the laws of Republic of Singapore (“Grandel Singapore”), Lumen Investments S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Lumen”), and Nuavam Investments S. à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Nuavam”, and, together with Mr. Mittal, Mrs. Mittal, the Trustee, Grandel Singapore and Lumen, the “Reporting Persons”, and each, a “Reporting Person”).

 Trustee

The Trustee is a company organized under the laws of Jersey (Channel Islands). The address of the Trustee is HSBC House, Esplanade, St Helier, Jersey, JE1 1GT, Channel Islands. The Trustee is in the business of providing trust administration services. The Trustee, as trustee of the Platinum Settlement  (the “Platinum Trust”), a trust administered by the Trustee pursuant to a trust deed dated June 18, 2010 (the “Platinum Trust Deed”), and solely in this capacity, holds 70% of the voting shares of Grandel Singapore.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of the Trustee and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Trustee, as the case may be, for which such information is set forth.

Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is Executive Chairman of ArcelorMittal.

 Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

Grandel Singapore

Grandel Singapore is a company organized under the laws of Republic of Singapore. Mr. Mittal, Mrs. Mittal and the Trustee, as trustee of the Platinum Trust, share beneficial ownership (within the meaning of Rule 13d-3 under the Act) of a controlling interest in Grandel Singapore as a result of the Trustee’s ownership of 70% of the Grandel Singapore Class A voting shares held by the Platinum Trust and pursuant to the terms of the Platinum Trust Deed. (HSBC Trustee (C.I.) Limited, as trustee of the Silver Settlement (the “Silver Trust”) pursuant to a trust deed dated June 18, 2010, and solely in that capacity, owns the other 30% of the Class A voting shares of Grandel Singapore.). The address of the principal office of Grandel Singapore is 101 Cecil street, #18-08, Tong Eng building, Singapore 069533. Grandel Singapore’s primary business is to act as a holding company. Grandel Singapore indirectly owns 100% of the share capital of Lumen and Nuavam.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Grandel Singapore and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Grandel Singapore, as the case may be, for which such information is set forth.

Lumen

Lumen is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Lumen is an indirect wholly owned subsidiary of Grandel Singapore. The address of the principal office of Lumen is 6, Rue Eugene Ruppert, L- 2453 Luxembourg. Lumen is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Lumen and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Lumen, as the case may be, for which such information is set forth.

Nuavam

Nuavam is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Nuavam is an indirect wholly owned subsidiary of Grandel Singapore. The address of the principal office of Nuavam is 6, Rue Eugene Ruppert, L- 2453 Luxembourg. Nuavam is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Nuavam and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Nuavam, as the case may be, for which such information is set forth.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On December 23, 2021, Platinum Trust contributed its entire shareholding (i.e., 70% of the Class A voting shares) in Grandel Limited, a company organized under the laws of Gibraltar (“Grandel”), in exchange for 70% of the Class A voting shares of Grandel Singapore by way of a share for share exchange (i.e., without any cash consideration). Accordingly, the Trustee (as trustee of the Platinum Trust) is the owner of 70% of the Class A voting shares of Grandel Singapore. Following the above share exchange, Grandel ceased to hold any beneficial ownership of ArcelorMittal Shares, and Grandel Singapore indirectly wholly owns Lumen and Nuavam. Mr. Mittal, Mrs. Mittal and the Trustee, as trustee of the Platinum Trust, continue to share the beneficial ownership (within the meaning of Rule 13d-3 under the Act) of the ArcelorMittal Shares owned by Lumen and Nuavam.

Except as mentioned in this Statement, no material acquisition of beneficial ownership of ArcelorMittal Shares has been made by any of the persons named in Item 2 of the Statement since the filing of the Sixteenth Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The first five disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

On February 11, 2021, ArcelorMittal announced a share buy-back program for an aggregate maximum amount of $650,000,000 (the “First Buy-Back Program”). ArcelorMittal also announced that upon completion of the First Buy-Back Program, it will commence a further share buy-back program for an aggregate amount of $570,000,000 (the “Second Buy-Back Program”). In connection with the First Buy-Back Program and the Second Buy-Back Program, ArcelorMittal and Lumen entered into a Share Repurchase Agreement (as defined below). The First Buy-Back Program and the Second Buy-Back Program concluded on March 4, 2021 and June 18, 2021, respectively. Lumen sold 16,338,603 ArcelorMittal Shares under the First Buy-Back Program and the Second Buy-Back Program.

On June 18, 2021, ArcelorMittal announced a third buy-back program for an aggregate maximum amount of $750,000,000 (the “Third Buy-Back Program”). In connection with the Third Buy-Back Program, ArcelorMittal and Lumen entered into the First Amendment Agreement (as defined below). The Third Buy-Back Program concluded on July 5, 2021. Lumen sold 8,888,228 ArcelorMittal Shares under the Third Buy-Back Program.

On July 29, 2021, ArcelorMittal announced a fourth buy-back program for an aggregate maximum amount of $2,200,000,000 (the “Fourth Buy-Back Program”). In connection with the Fourth Buy-Back Program, ArcelorMittal and Lumen entered into the Second Amendment Agreement (as defined below). The Fourth Buy-Back Program concluded on November 16, 2021. Lumen sold 24,494,640 ArcelorMittal Shares under the Fourth Buy-Back Program.

On November 11, 2021 and November 17, 2021, ArcelorMittal announced a fifth buy-back program for an aggregate maximum amount of $1,000,000,000 (the “Fifth Buy-Back Program”). In connection with the Fifth Buy-Back Program, ArcelorMittal and Lumen entered into the Third Amendment Agreement (as defined below). The Fifth Buy-Back Program concluded on December 28, 2021. Lumen sold 12,384,691 ArcelorMittal Shares under the Fifth Buy-Back Program.

On February 10, 2022 and February 11, 2022, ArcelorMittal announced a sixth buy-back program for an aggregate maximum amount of $1,000,000,000 (the “Sixth Buy-Back Program”). On each trading day during which ArcelorMittal conducts purchases under the Sixth Buy-Back Program, ArcelorMittal and Lumen have agreed to purchase and sell, respectively, a number of ArcelorMittal Shares, such that the number of ArcelorMittal Shares so purchased and sold represents 36.34% of the sum of: (i) the total number of shares purchased by ArcelorMittal under the Sixth Buy-Back Program (other than from Lumen) and (ii) the number of ArcelorMittal Shares purchased by ArcelorMittal from Lumen pursuant to the Fourth Amendment Agreement (as defined below), in each case on that trading day.

The foregoing summary of Lumen’s undertaking to participate in the Sixth Buy-Back Program should be read in conjunction with the full text of the Share Repurchase Agreement and the Fourth Amendment Agreement, copies of which are included as Exhibit 8 and Exhibit 12, respectively, to this Seventeenth Amendment and which are incorporated herein by reference. The descriptions of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement, the Third Amendment Agreement and the Fourth Amendment Agreement as set forth in Item 6 of this Seventeenth Amendment are incorporated by reference herein.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 266,487,288 ArcelorMittal Shares. Lumen is also the direct owner of $100,000,000 in principal amount of 5.50% Mandatorily Convertible Subordinated Notes due 2023 of ArcelorMittal (the “Convertible Notes”). Lumen may convert its Convertible Notes into 9,266,600 of ArcelorMittal Shares. Accordingly, Lumen is the beneficial owner of 275,753,888 ArcelorMittal Shares in total, representing 30.0% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 63,658,348 ArcelorMittal Shares, representing 7.0% of the ArcelorMittal Shares outstanding.

Grandel Singapore is the indirect owner of 339,412,236 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 339,412,236 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, as discussed in greater detail in Item 2 of the Statement.

Mr. Mittal is the direct owner of 286,742 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel Singapore and accordingly Mr. Mittal is the beneficial owner of 339,698,978 ArcelorMittal Shares in total, representing 37.0% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 378,324 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 154,409 may vest in 2022, 89,933 may vest in 2023, 77,372 may vest in 2024 and 56,610 may vest in 2025. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs.

Mrs. Mittal is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel Singapore and accordingly Mrs. Mittal is the beneficial owner of 339,437,736 ArcelorMittal Shares in total, representing 36.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 349,185 PSUs of which 133,720 may vest in 2022, 82,584 may vest in 2023, 71,050 may vest in 2024 and 61,831 may vest in 2025. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 937,809,772 ArcelorMittal Shares issued as of January 31, 2022 as published on the website of ArcelorMittal, of which 26,883,322 were held by ArcelorMittal as treasury stock, 1,327,364 ArcelorMittal Shares acquired by ArcelorMittal after January 31, 2022 under the Sixth Buy-Back Program, as published on the website of ArcelorMittal, and the Convertible Notes held by the Reporting Persons converted at the minimum conversion ratio under the terms of the Convertible Notes.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 266,487,288 ArcelorMittal Shares. In addition, Lumen also holds Convertible Notes, which it may convert into 9,266,600 ArcelorMittal Shares and would upon conversion have the power to vote or direct the vote or dispose of such ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel Singapore, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 275,753,888 ArcelorMittal Shares, representing 30.0% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel Singapore, by virtue of their indirect beneficial ownership of Nuavam. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares, representing 7.0% of the ArcelorMittal Shares outstanding.

Grandel Singapore has the power to vote or to direct the vote or dispose or direct the disposition of 330,145,636 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel Singapore voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. In addition, Grandel Singapore would also have shared voting and dispositive power over the 9,266,600 ArcelorMittal Shares into which the Convertible Notes held by Lumen may be converted and, accordingly, Grandel Singapore shares the power to vote or to direct the vote or dispose or direct the disposition of 339,412,236 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 330,145,636 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel Singapore, as well as with Lumen, Nuavam and Grandel Singapore as described in the preceding three paragraphs. In addition, the Trustee would also have shared voting and dispositive power over the 9,266,600 ArcelorMittal Shares into which the Convertible Notes held by Lumen may be converted and, accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 339,412,236 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 286,742 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 339,412,236 ArcelorMittal Shares beneficially owned by him, representing 37.0% of the ArcelorMittal Shares outstanding. See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel Singapore, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 339,412,236 ArcelorMittal Shares beneficially owned by her, representing 36.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 120,413 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 8,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

(c) Set forth below is a table indicating the number of shares acquired, average price per share, and settlement date for acquisitions of shares by ArcelorMittal from Lumen under the Fifth Buy-Back Program and the Sixth Buy-Back Program.

Number of shares	Average price per share (euros)	Date of settlement
285,423	28.62	December 28, 2021
674,882	28.58	December 30, 2021
482,364	27.26	February 22, 2022

Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) The share capital of Grandel Singapore consists of Class A voting shares and Class B non-voting, economic shares. The non-voting Class B shares of Grandel Singapore entitle the holders thereof to economic rights in Grandel Singapore, with limited voting rights. Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members. The holders of the Class B shares of Grandel Singapore would receive any dividends or distributions paid by Grandel Singapore, which dividends or distributions may include dividends paid by ArcelorMittal to Lumen and Nuavam or proceeds of the sales by such entities of ArcelorMittal Shares. Grandel Singapore and its wholly-owned subsidiaries have implemented a dividend policy providing for distribution of net income and proceeds of sales of assets, subject to certain limitations.

To the best knowledge of the Reporting Persons, or as otherwise disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons.

(e) On December 23, 2021, Grandel ceased to hold any beneficial ownership of ArcelorMittal Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Share Repurchase Agreement and Amendments Thereto” in entirety and replacing it with the following:

Share Repurchase Agreement and Amendments Thereto

On February 12, 2021, ArcelorMittal and Lumen entered into a share repurchase agreement (the “Share Repurchase Agreement”) in connection with the First Buy-Back Program and Second Buy-Back Program.

On June 21, 2021, ArcelorMittal and Lumen entered into an amendment to the Share Repurchase Agreement (the “First Amendment Agreement”) in connection with the Third Buy-Back Program.

On July 30, 2021, ArcelorMittal and Lumen entered into a second amendment to the Share Repurchase Agreement (the “Second Amendment Agreement”) in connection with the Fourth Buy-Back Program.

On November 17, 2021, ArcelorMittal and Lumen entered into a third amendment to the Share Repurchase Agreement (the “Third Amendment Agreement”) in connection with the Fifth Buy-Back Program.

On February 15, 2022, ArcelorMittal and Lumen entered into a fourth amendment to the Share Repurchase Agreement (the “Fourth Amendment Agreement”) in connection with the Sixth Buy-Back Program. Under the Fourth Amendment Agreement, on each trading day during which ArcelorMittal conducts purchases under the Sixth Buy-Back Program, ArcelorMittal and Lumen have agreed to buy and sell, respectively, a number of ArcelorMittal Shares, such that the number of ArcelorMittal Shares so purchased and sold represents 36.34% of the sum of: (i) the total number of shares purchased by ArcelorMittal under the Sixth Buy-Back Program (other than from Lumen) and (ii) the number of ArcelorMittal Shares purchased by ArcelorMittal from Lumen pursuant to the Fourth Amendment Agreement, in each case on that trading day. Except as specifically provided for and varied by the Fourth Amendment Agreement, all of the terms and conditions of the Share Repurchase Agreement will remain in full force and effect. Accordingly, consistent with the Share Repurchase Agreement, the ArcelorMittal Shares to be repurchased from Lumen in connection with the Sixth Buy-Back Program during any trading day will be repurchased at the same weighted average price as the ArcelorMittal Shares purchased under the Sixth Buy-Back Program on the relevant trading day in the open market. Purchases and sales occurring during periods of five consecutive trading days will be settled together two trading days following the end of each such period. However, any settlement of ArcelorMittal Shares in connection with the Sixth Buy-Back Program will be postponed if such settlement would cause the Trustee to hold less than one-third of all the voting rights of ArcelorMittal (including those connected with the ArcelorMittal Shares held in treasury by or on behalf of ArcelorMittal or the subsidiaries of ArcelorMittal).

The foregoing summary of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement, the Third Amendment Agreement and the Fourth Amendment Agreement are qualified by references to the full text of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement, the Third Amendment Agreement and the Fourth Amendment Agreement, copies of which are included as Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11 and Exhibit 12, respectively, to this Seventeenth Amendment and which are incorporated herein by reference.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Articles of Association of Grandel” in entirety and replacing it with the following:

Articles of Association of Grandel Singapore

As per the articles of association of Grandel Singapore, the non-voting Class B shares of Grandel Singapore entitle the holders thereof to economic rights in Grandel Singapore, with limited voting rights. Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members. The holders of the Class B shares of Grandel Singapore would receive any dividends or distributions paid by Grandel Singapore in accordance with the dividend policies implemented in the organizational documents of Grandel Singapore and its subsidiaries, which dividends or distributions may include the pass-through of dividends paid by ArcelorMittal to Lumen and Nuavam or proceeds of the sales by such entities of ArcelorMittal Shares. The limited voting rights of holders of Class B shares include the right to appoint two representatives, who have a consent right with respect to the granting of certain liens over any interest held in Grandel Singapore’s subsidiaries and/or ArcelorMittal.

The foregoing summary of the terms of the Articles of Incorporation of Grandel Singapore is qualified in its entirety by reference to the full text of the Articles of Incorporation of Grandel Singapore, a copy of which is included as Exhibit 5 to this Statement and is incorporated herein by reference.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between the persons named in Item 2 and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal.

Material to be Filed as Exhibits

Item 7.

EXHIBIT INDEX

Exhibit Number	Description
1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010
5	Articles of Association of Grandel Pte. Ltd. (filed herewith)
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7******	Prospectus Supplement of ArcelorMittal, dated May 11, 2020
8*******	Share Repurchase Agreement, dated as of February 12, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
9********	First Amendment Agreement, dated as of June 21, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
10*********	Second Amendment Agreement, dated as of July 30, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
11**********	Third Amendment Agreement, dated as of November 17, 2021, between ArcelorMittal and Lumen Investments S.à r.l.
12	Fourth Amendment Agreement, dated as of February 15, 2022, between ArcelorMittal and Lumen Investments S.à r.l. (filed herewith)

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.
******	Incorporated by reference to the SEC filing pursuant to Securities Act Rule 424(b)(5) by the Company on May 13, 2020.
*******	Previously filed as an Exhibit to the Schedule 13D (Amendment No.13) filed with the Commission on February 16, 2021.
********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.14) filed with the Commission on June 22, 2021.
*********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.15) filed with the Commission on August 2, 2021.
**********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.16) filed with the Commission on November 19, 2021.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 23, 2022

/s/Lakshmi N. Mittal

Lakshmi N. Mittal

/s/Usha Mittal

Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

/s/Elaine Connor

Name: Elaine Connor Title: Authorised Signatory

/s/Anthony Medder

Name: Anthony Medder Title: Authorised Signatory

GRANDEL PTE. LTD.

/s/Sanjay Shukla

Name: Sanjay Shukla Title: Director

/s/Jaswinder Kaur

Name: Jaswinder Kaur Title: Director

Lumen Investments S.à r.l.

/s/Jacques de Patoul

Name: Jacques de Patoul Title: Class A Manager

/s/Francois-Xavier Goossens

Name: Francois-Xavier Goossens Title: Class A Manager

NUAVAM INVESTMENTS S.À R.L.

/s/Jacques de Patoul

Name: Jacques de Patoul Title: Class A Manager

/s/Francois-Xavier Goossens

Name: Francois-Xavier Goossens Title: Class A Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEE (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Brent Edward York	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	New Zealand
Christopher David Allen	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Thomas Lindsay Slattery	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / Non-executive chairman	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Suzanne Fox	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Kevin Ian Herbert	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British

SCHEDULE B

INFORMATION CONCERNING GRANDEL PTE. LTD.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Sanjay Shukla	101 Cecil Street, #18-08 Tong Eng Building, Singapore 069533	Full time employment at Mittal Energy Investments Pte Ltd	Mittal Energy Investments Pte Ltd Address: 101 Cecil Street, #18-08 Tong Eng Building, Singapore 069533	India
Jaswinder Kaur	101 Cecil Street, #18-08 Tong Eng Building, Singapore 069533	Full time employment at Mittal Energy Investments Pte Ltd	Mittal Energy Investments Pte Ltd Address: 101 Cecil Street, #18-08 Tong Eng Building, Singapore 069533	Singapore

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING LUMEN INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Franck DECONINCK	6, Rue Eugene Ruppert, L-2453 Luxembourg	Client Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	France
Georges SCHEUER	6, Rue Eugene Ruppert, L-2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L-2453 Luxembourg	Executive Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Evdokia POTOLIA	6, Rue Eugene Ruppert, L-2453 Luxembourg	Manager Legal & Corporate Services	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Greece
Jacques de PATOUL	6, Rue Eugene Ruppert, L-2453 Luxembourg	Team Director Corporate & Private Wealth	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Aditya MITTAL	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Executive Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg Luxembourg	India
Vanisha MITTAL BHATIA	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING NUAVAM INVESTMENTS S.À R.L

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Franck DECONINCK	6, Rue Eugene Ruppert, L-2453 Luxembourg	Client Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	France
Georges SCHEUER	6, Rue Eugene Ruppert, L- 2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Executive Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Evdokia POTOLIA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Manager Legal & Corporate Services	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Greece
Jacques de PATOUL	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Team Director Corporate & Private Wealth	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Aditya MITTAL	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Executive Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India
Vanisha MITTAL BHATIA	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India